UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________________________________________________
FORM SD

SPECIALIZED DISCLOSURE REPORT
_____________________________________________________________
D-Wave Quantum Inc.
(Exact Name of Registrant as Specified in Its Charter)
_____________________________________________________________

Delaware	001-41468	88-1068854
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

2650 East Bayshore Road, Palo Alto, California		94303
(Address of principal executive offices)		(Zip Code)

Alan Baratz
Chief Executive Officer
604-630-1428
(Name and telephone number, including area code, of the person to contact in connection with this report.)
_____________________________________________________________

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.
☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2024.

Section 1 – Conflict Mineral Disclosure
Item 1.01 Conflict Mineral Disclosure and Report
Conflict Minerals Disclosure:
This Form SD of D-Wave Quantum Inc. (“D-Wave” or the “Company”) is filed pursuant to Rule 13p-1 (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the “Act”), for the reporting period January 1, 2024 to December 31, 2024.
In July 2010, the United States Congress enacted legislation that requires certain public companies to provide disclosure about the use in products they manufacture (or contract to manufacture) of tin, tantalum, tungsten, gold or their derivatives (“Conflict Minerals”) emanating from the Democratic Republic of the Congo and its adjoining countries (the “Covered Countries”). The legislation is codified in Section 13(p) and the Rule under the Act, and applies to issuers that manufacture or contract to manufacture products for which Conflict Minerals are necessary to the functionality or production.
As required by the Rule, D-Wave undertook an analysis of its products and supply chain to determine whether it would be deemed under the Rule to manufacture or contract to manufacture any product in which any Conflict Mineral was necessary to the functionality or production of such product. As a result of the analysis, the Company determined that during the reporting period January 1, 2024 to December 31, 2024 (the “Reporting Period”), the Company contracted with certain vendors to manufacture certain products that might contain Conflict Minerals necessary to the functionality or production of such products, including components of our quantum computing systems (“Covered Products”). Accordingly, the Company conducted an RCOI (as defined below) with respect to Conflict Minerals in such Covered Products, as required by the Act.
Company Overview
D-Wave is a leader in the development and delivery of quantum computing systems, software, and services. D-Wave is the world’s first commercial supplier of quantum computers, and the only company building both annealing and gate-model quantum computers. D-Wave's quantum computers, the world’s largest, are available on-premises or via the cloud, supported by 99.9% availability and uptime. More than 100 organizations trust D-Wave with their toughest computational challenges. With over 200 million problems submitted to its quantum systems to date, D-Wave's customers apply its technology to address use cases spanning optimization, artificial intelligence, research and more.
D-Wave has taken steps to ensure its compliance with its obligations under the law, and relies upon supply chain professionals at D-Wave, together with outside experts and consultants, in this regard. Compliance includes the adoption and implementation of an internal conflict minerals policy (“Conflict Minerals Policy”), adherence to internal guidelines when sourcing new components and vendors, development of standard operating procedures (“SOPs”), and a formal process for conducting RCOIs and smelter due diligence as provided in this report.
Description of Products
This report relates to products: (i) for which Conflict Minerals are necessary to the functionality or production of that product; (ii) that were manufactured, or contracted to be manufactured, by D-Wave; and (iii) for which the manufacture was completed during the Reporting Period. D-Wave’s products include its quantum computing systems and components thereof.
Reasonable Country of Origin Inquiry
D-Wave's supply chain with respect to the Covered Products is complex, and there are many third parties in the supply chain between D-Wave and the original sources of Conflict Minerals. D-Wave's process for conducting a reasonable country of origin inquiry (“RCOI”), which involves determining the country of origin of Conflict Minerals contained in the Covered Products, was to conduct a supply-chain survey with its vendors using a Conflict Minerals Questionnaire (the “Survey”). The Survey included questions such as whether the vendors supplied any Covered Products to D-Wave; if so, whether any Conflict Minerals were used in the Covered Products they supplied to D-Wave; and if so, whether any Conflict Minerals (1) originated from the Covered Countries; or (2) were from recycled or scrap sources.
D-Wave partnered with Source Intelligence to facilitate supplier engagement, Conflict Minerals Reporting Template ("CMRT") data collection, and smelter validation. The program focused on tier 1 suppliers providing products or components containing Conflict Minerals directly to D-Wave (the “Tier 1 Suppliers”). These efforts form the foundation of a sustainable and scalable compliance process, which will continue to evolve in future reporting years in alignment with OECD Guidance (as defined below) and SEC regulations.

Conflict Minerals Due Diligence Design
D-Wave has developed a Conflict Minerals Program to carry out supply chain due diligence, which reflects principles from the Organization for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (the “OECD Guidance”), as applicable for Conflict Minerals and downstream companies. The OECD Guidance is an internationally recognized due diligence framework and is approved by the SEC. The design of the due diligence measures includes provisions for establishing a company management system, identifying risks in the supply chain, implementing strategies to respond to risks, and reporting annually on supply chain diligence.
D-Wave has adopted a Conflict Minerals Policy, an overview of which is available on the D-Wave website at https://ir.dwavesys.com/governance/default.aspx. D-Wave's Conflict Minerals compliance and disclosure process is led by a management-level senior manager who reports directly to the Chief Development Officer of the Company with respect to Conflict Minerals compliance and disclosure.
Because D-Wave does not purchase 3TG directly from mines or smelters, it relies on source information provided by its suppliers. D-Wave's policy encourages its suppliers to establish their own due diligence programs to ensure conflict free supply chains, and to provide D-Wave only with minerals or products that are conflict free. D-Wave also engages in a supply chain survey as reported herein.
To collect data on the source of origin of 3TG procured by its supply chain, D-Wave used a CMRT provided by the Responsible Minerals Initiative (“RMI”) to conduct a survey of all Tier 1 Suppliers. Upon receipt of the completed responses, D-Wave undertook to review each form for completeness and potential for compliance issues. Where a Tier 1 Supplier indicated that it sourced Conflict Minerals from a Covered Country, D-Wave reviewed that supplier's reported smelter or refiners (“SOR”) list and used industry wide-available information provided by third-party audits of SORs to determine if Conflict Minerals sourced from Covered Countries have been certified conflict-free. Results of this inquiry are presented herein.
D-Wave will incorporate updates on the advancements made to its policies and procedures as applicable, and maintains records related to Conflict Minerals in conformance with its internal policies. Although this is D-Wave’s first year filing a Form SD, its program has been designed to support repeatable annual filings, audit readiness, and continuous improvement as required or applicable.
Survey Responses
D-Wave surveyed vendors who were contracted to manufacture and supply products during the Reporting Period (“Covered Vendors”). D-Wave received a great majority of responses and a great majority of reported smelters were determined to be Conflict Free. A list of D-Wave's SORs with RMI Country Risk Levels and certification status is provided in Annex A below.
Based on the RCOI and the other aspects of our due diligence program described above, the products are DRC conflict undeterminable. However, D-Wave has reason to believe that a portion of its necessary Conflict Minerals may have originated in the Covered Countries and that those necessary Conflict Minerals may not be from recycled or scrap sources. After conducting further due diligence, D-Wave determined that based on SOR information provided by Tier 1 Suppliers and information available to D-Wave, of the 375 unique smelters disclosed through supplier CMRTs, only four (4) were identified as sourcing from Covered Countries and were not certified as "conflict free". See Annex A below.
Best Practices
To help ensure clear communication regarding responsible Conflict Minerals sourcing, D-Wave has posted an overview of its Conflict Minerals Policy on its website and intends to implement policy communication and education among its vendors. D-Wave continues to implement its initiative to have all in-scope suppliers achieve a conformant supply chain, and will continue to update its policies, procedures, outreach and education internally and in its supply chain as needed.
This disclosure and all reports D-Wave files with the SEC in compliance with the Rule will be available to the public through our website, https://ir.dwavesys.com. The information on the Company’s website is not, and will not be, deemed to be a part of this Form SD or any other filing with the SEC unless the Company expressly incorporates such information.

Forward Looking Statements
This document contains forward-looking statements based on the Company’s current views, beliefs, assumptions and expectations regarding future events and speak only as of the date of this Form SD. These statements can be identified by the use of forward-looking terminology such as “may,” “will,” “should,” “expect,” “intend,” “become,” “future,” “continue,” “strive,” “seek” or comparable terms. These forward-looking statements are only predictions and are subject to risks, uncertainties and other factors, including, among other matters, the Company’s ability to meet or improve the Company’s best practices with respect to its supply chain, the Company’s ability to improve its procedures related to country of origin inquiries, and the Company’s ability to further mitigate the risk that any Conflict Minerals may be found in its Covered Products. The Company undertakes no obligation to publicly update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by law.
Item 1.02 Exhibit
Not applicable.
Section 2 – Resource Extraction Issuer Disclosure
Item 2.01 Resource Extraction Issuer Disclosure and Report
Not applicable.
Section 3 – Exhibits
Item 3.01 Exhibits
Not applicable.

SIGNATURES
           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 30, 2025	D-Wave Quantum Inc.

	By:	/s/ Alan Baratz
	Name:	Alan Baratz
	Title:	President & Chief Executive Officer

Annex A

Listed below (A.2) are the 375 unique smelters D-Wave determined to be potentially in our supply chain for 2024 disclosed through supplier CMRTs. Four reported immediately below (A.1) were identified as sourcing directly from countries classified as Covered Countries based on risk criteria, specifically that they are not certified as conflict-free. As explained above, the presence of a Smelter on the list does not mean that D-Wave products necessarily contained CMs processed by that Smelter.

A.1

Metal	Smelter Name	RMI Smelter ID	Country of Origin	Certified
Gold	Prioksky Plant of Non-Ferrous Metals	CID001386	Rwanda	No
Gold	Samduck Precious Metals	CID001555	Rwanda	No
Tin	VQB Mineral and Trading Group JSC	CID002015	Democratic Republic of the Congo	No
Tungsten	Hydrometallurg, JSC	CID002649	Democratic Republic of the Congo	No

A.2

Metal	Smelter Name	Country of origin	SMELTER ID
Gold	Zhongyuan Gold Smelter of Zhongjin Gold Corporation	CHINA	CID002224
Tin	Guangdong Hanhe Non-Ferrous Metal Co., Ltd.	CHINA	CID003116
Tin	PT Masbro Alam Stania	INDONESIA	CID003380
Gold	Augmont Enterprises Private Limited	INDIA	CID003461
Gold	Istanbul Gold Refinery	TURKEY	CID000814
Tungsten	Artek LLC	RUSSIAN FEDERATION	CID003553
Gold	Chugai Mining	JAPAN	CID000264
Tin	O.M. Manufacturing Philippines, Inc.	PHILIPPINES	CID002517
Tungsten	Hunan Jintai New Material Co., Ltd.	CHINA	CID000769
Tin	Tin Technology & Refining	UNITED STATES OF AMERICA	CID003325
Tungsten	YUDU ANSHENG TUNGSTEN CO., LTD.	CHINA	CID003662
Tantalum	F&X Electro-Materials Ltd.	CHINA	CID000460
Gold	GGC Gujrat Gold Centre Pvt. Ltd.	INDIA	CID002852
Gold	NH Recytech Company	KOREA, REPUBLIC OF	CID003189
Gold	Albino Mountinho Lda.	PORTUGAL	CID002760
Tantalum	Mineracao Taboca S.A.	BRAZIL	CID001175
Gold	Bangko Sentral ng Pilipinas (Central Bank of the Philippines)	PHILIPPINES	CID000128

Tin	Nghe Tinh Non-Ferrous Metals Joint Stock Company	VIET NAM	CID002573
Tungsten	OOO “Technolom” 2	RUSSIAN FEDERATION	CID003612
Gold	Shandong Humon Smelting Co., Ltd.	CHINA	CID002525
Gold	Fujairah Gold FZC	UNITED ARAB EMIRATES	CID002584
Tin	Jiangxi New Nanshan Technology Ltd.	CHINA	CID001231
Tin	Rui Da Hung	TAIWAN, PROVINCE OF CHINA	CID001539
Gold	Luoyang Zijin Yinhui Gold Refinery Co., Ltd.	CHINA	CID001093
Gold	Metalor Technologies (Singapore) Pte., Ltd.	SINGAPORE	CID001152
Tin	EM Vinto	BOLIVIA (PLURINATIONAL STATE OF)	CID000438
Gold	Royal Canadian Mint	CANADA	CID001534
Gold	Torecom	KOREA, REPUBLIC OF	CID001955
Gold	Samduck Precious Metals	KOREA, REPUBLIC OF	CID001555
Gold	Yunnan Copper Industry Co., Ltd.	CHINA	CID000197
Gold	Sabin Metal Corp.	UNITED STATES OF AMERICA	CID001546
Gold	Asahi Refining Canada Ltd.	CANADA	CID000924
Gold	SHENZHEN JINJUNWEI RESOURCE COMPREHENSIVE DEVELOPMENT CO., LTD.	CHINA	CID004435
Gold	Metalor Technologies (Suzhou) Ltd.	CHINA	CID001147
Tin	Yunnan Yunfan Non-ferrous Metals Co., Ltd.	CHINA	CID003397
Gold	K.A. Rasmussen	NORWAY	CID003497
Gold	Impala Platinum - Platinum Metals Refinery (PMR)	SOUTH AFRICA	CID004714
Tin	Woodcross Smelting Company Limited	UGANDA	CID004724
Gold	Materion	UNITED STATES OF AMERICA	CID001113
Gold	Matsuda Sangyo Co., Ltd.	JAPAN	CID001119
Gold	Kaloti Precious Metals	UNITED ARAB EMIRATES	CID002563
Tantalum	FIR Metals & Resource Ltd.	CHINA	CID002505
Tin	Gejiu Kai Meng Industry and Trade LLC	CHINA	CID000942
Tungsten	Hunan Shizhuyuan Nonferrous Metals Co., Ltd. Chenzhou Tungsten Products Branch	CHINA	CID002513
Tin	PT Artha Cipta Langgeng	INDONESIA	CID001399
Gold	Solar Applied Materials Technology Corp.	TAIWAN, PROVINCE OF CHINA	CID001761
Gold	Asahi Refining USA Inc.	UNITED STATES OF AMERICA	CID000920

Tin	PT Mitra Graha Raya	INDONESIA	CID004685
Gold	SAFINA A.S.	CZECHIA	CID002290
Gold	Lingbao Jinyuan Tonghui Refinery Co., Ltd.	CHINA	CID001058
Tin	PT Timah Tbk Kundur	INDONESIA	CID001477
Gold	Ogussa Osterreichische Gold- und Silber-Scheideanstalt GmbH	AUSTRIA	CID002779
Gold	Morris and Watson	NEW ZEALAND	CID002282
Gold	Kazzinc	KAZAKHSTAN	CID000957
Tin	PT Bangka Prima Tin	INDONESIA	CID002776
Gold	Italpreziosi	ITALY	CID002765
Gold	AngloGold Ashanti Corrego do Sitio Mineracao	BRAZIL	CID000058
Tungsten	Xiamen Tungsten Co., Ltd.	CHINA	CID002082
Gold	Emerald Jewel Industry India Limited (Unit 4)	INDIA	CID003490
Tin	Gejiu City Fuxiang Industry and Trade Co., Ltd.	CHINA	CID003410
Gold	SAM Precious Metals FZ-LLC	UNITED ARAB EMIRATES	CID003666
Tungsten	Hydrometallurg, JSC	RUSSIAN FEDERATION	CID002649
Tantalum	XinXing Haorong Electronic Material Co., Ltd.	CHINA	CID002508
Tantalum	Solikamsk Magnesium Works OAO	RUSSIAN FEDERATION	CID001769
Gold	Emerald Jewel Industry India Limited (Unit 1)	INDIA	CID003487
Gold	Eco-System Recycling Co., Ltd. East Plant	JAPAN	CID000425
Gold	Gold by Gold Colombia	COLOMBIA	CID003641
Tin	Mitsubishi Materials Corporation	JAPAN	CID001191
Gold	Shandong Gold Smelting Co., Ltd.	CHINA	CID001916
Tin	PT Panca Mega Persada	INDONESIA	CID001457
Tungsten	Jiangxi Tonggu Non-ferrous Metallurgical & Chemical Co., Ltd.	CHINA	CID002318
Gold	TITAN COMPANY LIMITED, JEWELLERY DIVISION	INDIA	CID004491
Gold	Dongwu Gold Group	CHINA	CID003663
Tungsten	Malipo Haiyu Tungsten Co., Ltd.	CHINA	CID002319
Gold	Attero Recycling Pvt Ltd	INDIA	CID004697
Tin	DS Myanmar	MYANMAR	CID003831
Gold	Aurubis AG	GERMANY	CID000113
Gold	Ohura Precious Metal Industry Co., Ltd.	JAPAN	CID001325
Tantalum	Materion Newton Inc.	UNITED STATES OF AMERICA	CID002548
Gold	JSC Novosibirsk Refinery	RUSSIAN FEDERATION	CID000493
Tantalum	Jiangxi Tuohong New Raw Material	CHINA	CID002842
Tin	Melt Metais e Ligas S.A.	BRAZIL	CID002500

Tantalum	5D Production OU	ESTONIA	CID003926
Tungsten	ACL Metais Eireli	BRAZIL	CID002833
Tungsten	Chongyi Zhangyuan Tungsten Co., Ltd.	CHINA	CID000258
Tungsten	Niagara Refining LLC	UNITED STATES OF AMERICA	CID002589
Gold	Caridad	MEXICO	CID000180
Tin	Dowa	JAPAN	CID000402
Tin	PT Belitung Industri Sejahtera	INDONESIA	CID001421
Tin	Dongguan Best Alloys Co., Ltd.	CHINA	CID000377
Tin	PT Sukses Inti Makmur	INDONESIA	CID002816
Gold	Kyshtym Copper-Electrolytic Plant ZAO	RUSSIAN FEDERATION	CID002865
Gold	Marsam Metals	BRAZIL	CID002606
Gold	Kennecott Utah Copper LLC	UNITED STATES OF AMERICA	CID000969
Gold	Abington Reldan Metals, LLC	UNITED STATES OF AMERICA	CID002708
Gold	Tanaka Kikinzoku Kogyo K.K.	JAPAN	CID001875
Gold	Argor-Heraeus S.A.	SWITZERLAND	CID000077
Gold	Jiangxi Copper Co., Ltd.	CHINA	CID000855
Gold	Moscow Special Alloys Processing Plant	RUSSIAN FEDERATION	CID001204
Gold	Pease & Curren	UNITED STATES OF AMERICA	CID002872
Tungsten	Kennametal Huntsville	UNITED STATES OF AMERICA	CID000105
Tantalum	Global Advanced Metals Boyertown	UNITED STATES OF AMERICA	CID002557
Tin	Yunnan Chengfeng Non-ferrous Metals Co., Ltd.	CHINA	CID002158
Gold	Umicore S.A. Business Unit Precious Metals Refining	BELGIUM	CID001980
Tungsten	Moliren Ltd.	RUSSIAN FEDERATION	CID002845
Tungsten	LAOS SOUTHERN MINING SMELTING SOLE CO.,LTD	LAO PEOPLE'S DEMOCRATIC REPUBLIC	CID005017
Gold	Shenzhen CuiLu Gold Co., Ltd.	CHINA	CID002750
Gold	Coimpa Industrial LTDA	BRAZIL	CID004010
Tin	RIKAYAA GREENTECH PRIVATE LIMITED	INDIA	CID004692
Tin	Global Advanced Metals Greenbushes Pty Ltd.	AUSTRALIA	CID004754
Tungsten	Japan New Metals Co., Ltd.	JAPAN	CID000825
Tin	Gejiu Zili Mining And Metallurgy Co., Ltd.	CHINA	CID000555
Tantalum	Jiujiang Zhongao Tantalum & Niobium Co., Ltd.	CHINA	CID002506
Gold	Prioksky Plant of Non-Ferrous Metals	RUSSIAN FEDERATION	CID001386
Tin	PT Bukit Timah	INDONESIA	CID001428

Gold	Metalor USA Refining Corporation	UNITED STATES OF AMERICA	CID001157
Gold	GG Refinery Ltd.	TANZANIA, UNITED REPUBLIC OF	CID004506
Gold	TOO Tau-Ken-Altyn	KAZAKHSTAN	CID002615
Tungsten	Global Tungsten & Powders LLC	UNITED STATES OF AMERICA	CID000568
Tin	PT Tinindo Inter Nusa	INDONESIA	CID001490
Gold	Gold Coast Refinery	GHANA	CID003186
Gold	Hangzhou Fuchunjiang Smelting Co., Ltd.	CHINA	CID000671
Gold	KGHM Polska Miedz Spolka Akcyjna	POLAND	CID002511
Gold	State Research Institute Center for Physical Sciences and Technology	LITHUANIA	CID003153
Tantalum	TANIOBIS Japan Co., Ltd.	JAPAN	CID002549
Gold	Almalyk Mining and Metallurgical Complex (AMMC)	UZBEKISTAN	CID000041
Gold	Dowa	JAPAN	CID000401
Tungsten	Jiangxi Minmetals Gao'an Non-ferrous Metals Co., Ltd.	CHINA	CID002313
Tin	PT Menara Cipta Mulia	INDONESIA	CID002835
Tin	Gejiu Yunxin Nonferrous Electrolysis Co., Ltd.	CHINA	CID001908
Tin	PT Bangka Tin Industry	INDONESIA	CID001419
Tin	An Vinh Joint Stock Mineral Processing Company	VIET NAM	CID002703
Tungsten	Albasteel Industria e Comercio de Ligas Para Fundicao Ltd.	BRAZIL	CID003427
Tungsten	Cronimet Brasil Ltda	BRAZIL	CID003468
Tin	Operaciones Metalurgicas S.A.	BOLIVIA (PLURINATIONAL STATE OF)	CID001337
Tantalum	Jiujiang Tanbre Co., Ltd.	CHINA	CID000917
Tungsten	Ganzhou Seadragon W & Mo Co., Ltd.	CHINA	CID002494
Tantalum	PowerX Ltd.	RWANDA	CID004054
Gold	Refinery of Seemine Gold Co., Ltd.	CHINA	CID000522
Gold	T.C.A S.p.A	ITALY	CID002580
Tantalum	AMG Brasil	BRAZIL	CID001076
Tungsten	Jing Yuan Tungsten Technology Co., Ltd.	TAIWAN, PROVINCE OF CHINA	CID005012
Gold	Ishifuku Metal Industry Co., Ltd.	JAPAN	CID000807
Tungsten	China Molybdenum Tungsten Co., Ltd.	CHINA	CID002641
Gold	AU Traders and Refiners	SOUTH AFRICA	CID002850
Tungsten	Kennametal Fallon	UNITED STATES OF AMERICA	CID000966
Tin	PT Tirus Putra Mandiri	INDONESIA	CID002478
Gold	ASAHI METALFINE, Inc.	JAPAN	CID000082
Gold	Agosi AG	GERMANY	CID000035

Tin	PT Aries Kencana Sejahtera	INDONESIA	CID000309
Tin	PT Mitra Sukses Globalindo	INDONESIA	CID003449
Tin	Magnu's Minerais Metais e Ligas Ltda.	BRAZIL	CID002468
Tantalum	JiuJiang JinXin Nonferrous Metals Co., Ltd.	CHINA	CID000914
Tin	Alpha Assembly Solutions Inc	UNITED STATES OF AMERICA	CID000292
Gold	Boliden Ronnskar	SWEDEN	CID000157
Gold	QG Refining, LLC	UNITED STATES OF AMERICA	CID003324
Tungsten	Fujian Xinlu Tungsten Co., Ltd.	CHINA	CID003609
Gold	NOBLE METAL SERVICES	UNITED STATES OF AMERICA	CID003690
Gold	Elite Industech Co., Ltd.	CHINA	CID004755
Gold	Atasay Kuyumculuk Sanayi Ve Ticaret A.S.	TURKEY	CID000103
Gold	MD Overseas	INDIA	CID003548
Gold	Cendres + Metaux S.A.	SWITZERLAND	CID000189
Tin	PT ATD Makmur Mandiri Jaya	INDONESIA	CID002503
Gold	JALAN & Company	INDIA	CID002893
Gold	Kojima Chemicals Co., Ltd.	JAPAN	CID000981
Tantalum	QuantumClean	UNITED STATES OF AMERICA	CID001508
Gold	Industrial Refining Company	BELGIUM	CID002587
Gold	Korea Zinc Co., Ltd.	KOREA, REPUBLIC OF	CID002605
Tin	Malaysia Smelting Corporation (MSC)	MALAYSIA	CID001105
Gold	REMONDIS PMR B.V.	NETHERLANDS	CID002582
Gold	Heraeus Metals Hong Kong Ltd.	CHINA	CID000707
Gold	Alexy Metals	UNITED STATES OF AMERICA	CID003500
Gold	Shandong Zhaojin Gold & Silver Refinery Co., Ltd.	CHINA	CID001622
Gold	OJSC "The Gulidov Krasnoyarsk Non-Ferrous Metals Plant" (OJSC Krastsvetmet)	RUSSIAN FEDERATION	CID001326
Tantalum	D Block Metals, LLC	UNITED STATES OF AMERICA	CID002504
Tin	Precious Minerals and Smelting Limited	INDIA	CID003409
Gold	Kundan Care Products Ltd.	INDIA	CID003463
Gold	Penglai Penggang Gold Industry Co., Ltd.	CHINA	CID001362
Tungsten	Unecha Refractory Metals Plant	RUSSIAN FEDERATION	CID002724
Gold	SEMPSA Joyeria Plateria S.A.	SPAIN	CID001585
Tungsten	LLC Vostok	RUSSIAN FEDERATION	CID003643
Gold	WEEEREFINING	FRANCE	CID003615
Gold	Mitsui Mining and Smelting Co., Ltd.	JAPAN	CID001193
Tantalum	Mitsui Mining and Smelting Co., Ltd.	JAPAN	CID001192

Gold	Guangdong Jinding Gold Limited	CHINA	CID002312
Gold	Daye Non-Ferrous Metals Mining Ltd.	CHINA	CID000343
Tin	PT Timah Tbk Mentok	INDONESIA	CID001482
Gold	Shirpur Gold Refinery Ltd.	INDIA	CID002588
Gold	Heraeus Germany GmbH Co. KG	GERMANY	CID000711
Gold	Fidelity Printers and Refiners Ltd.	ZIMBABWE	CID002515
Tungsten	S.P.T. spol.s r.o.	CZECHIA	CID005068
Tantalum	RFH Yancheng Jinye New Material Technology Co., Ltd.	CHINA	CID003583
Gold	8853 S.p.A.	ITALY	CID002763
Gold	Western Australian Mint (T/a The Perth Mint)	AUSTRALIA	CID002030
Tungsten	Wolfram Bergbau und Hutten AG	AUSTRIA	CID002044
Gold	Metallix Refining Inc.	UNITED STATES OF AMERICA	CID003557
Gold	L'azurde Company For Jewelry	SAUDI ARABIA	CID001032
Gold	Planta Recuperadora de Metales SpA	CHILE	CID002919
Gold	Inca One (Koricancha Plant)	PERU	CID004705
Tin	Minsur	PERU	CID001182
Gold	Modeltech Sdn Bhd	MALAYSIA	CID002857
Tin	PT Bangka Serumpun	INDONESIA	CID003205
Gold	Tokuriki Honten Co., Ltd.	JAPAN	CID001938
Tantalum	Taki Chemical Co., Ltd.	JAPAN	CID001869
Tin	Dongguan CiEXPO Environmental Engineering Co., Ltd.	CHINA	CID003356
Tungsten	JSC "Kirovgrad Hard Alloys Plant"	RUSSIAN FEDERATION	CID003408
Gold	Shenzhen Zhonghenglong Real Industry Co., Ltd.	CHINA	CID002527
Gold	Shandong Tiancheng Biological Gold Industrial Co., Ltd.	CHINA	CID001619
Tungsten	TANIOBIS Smelting GmbH & Co. KG	GERMANY	CID002542
Gold	Sovereign Metals	INDIA	CID003383
Gold	Yokohama Metal Co., Ltd.	JAPAN	CID002129
Gold	Aida Chemical Industries Co., Ltd.	JAPAN	CID000019
Gold	Metalor Technologies (Hong Kong) Ltd.	CHINA	CID001149
Gold	Hunan Chenzhou Mining Co., Ltd.	CHINA	CID000767
Tin	Mineracao Taboca S.A.	BRAZIL	CID001173
Tantalum	KEMET de Mexico	MEXICO	CID002539
Tin	Longnan Chuangyue Environmental Protection Technology Development Co., Ltd	CHINA	CID004796
Tungsten	CNMC (Guangxi) PGMA Co., Ltd.	CHINA	CID000281
Tin	PT Cipta Persada Mulia	INDONESIA	CID002696
Gold	Yamakin Co., Ltd.	JAPAN	CID002100
Gold	Super Dragon Technology Co., Ltd.	TAIWAN, PROVINCE OF CHINA	CID001810

Gold	CGR Metalloys Pvt Ltd.	INDIA	CID003382
Gold	Sichuan Tianze Precious Metals Co., Ltd.	CHINA	CID001736
Tin	CV Ayi Jaya	INDONESIA	CID002570
Tin	Luna Smelter, Ltd.	RWANDA	CID003387
Tin	White Solder Metalurgia e Mineracao Ltda.	BRAZIL	CID002036
Gold	C. Hafner GmbH + Co. KG	GERMANY	CID000176
Tungsten	MALAMET SMELTING SDN. BHD.	MALAYSIA	CID004056
Tungsten	NPP Tyazhmetprom LLC	RUSSIAN FEDERATION	CID003416
Gold	Dijllah Gold Refinery FZC	UNITED ARAB EMIRATES	CID003348
Gold	JX Advanced Metals Corporation	JAPAN	CID000937
Tin	CRM Fundicao De Metais E Comercio De Equipamentos Eletronicos Do Brasil Ltda	BRAZIL	CID003486
Tantalum	Global Advanced Metals Aizu	JAPAN	CID002558
Gold	Mitsubishi Materials Corporation	JAPAN	CID001188
Tantalum	XIMEI RESOURCES (GUANGDONG) LIMITED	CHINA	CID000616
Tungsten	Tungsten Vietnam Joint Stock Company	VIET NAM	CID003993
Tungsten	Xiamen Tungsten (H.C.) Co., Ltd.	CHINA	CID002320
Gold	International Precious Metal Refiners	UNITED ARAB EMIRATES	CID002562
Gold	SAMWON METALS Corp.	KOREA, REPUBLIC OF	CID001562
Tin	PT Babel Surya Alam Lestari	INDONESIA	CID001406
Gold	ABC Refinery Pty Ltd.	AUSTRALIA	CID002920
Tin	CV Venus Inti Perkasa	INDONESIA	CID002455
Tin	PT Refined Bangka Tin	INDONESIA	CID001460
Tantalum	Telex Metals	UNITED STATES OF AMERICA	CID001891
Gold	Rand Refinery (Pty) Ltd.	SOUTH AFRICA	CID001512
Gold	Emerald Jewel Industry India Limited (Unit 2)	INDIA	CID003488
Gold	African Gold Refinery	UGANDA	CID003185
Tin	PT Timah Nusantara	INDONESIA	CID001486
Tungsten	Philippine Chuangxin Industrial Co., Inc.	PHILIPPINES	CID002827
Tantalum	TANIOBIS Co., Ltd.	THAILAND	CID002544
Gold	MKS PAMP SA	SWITZERLAND	CID001352
Tin	Fabrica Auricchio Industria e Comercio Ltda.	BRAZIL	CID003582
Tungsten	Masan High-Tech Materials	VIET NAM	CID002543
Tin	Chenzhou Yunxiang Mining and Metallurgy Co., Ltd.	CHINA	CID000228
Tin	CRM Synergies	SPAIN	CID003524
Tantalum	Metallurgical Products India Pvt., Ltd.	INDIA	CID001163
Tin	China Tin Group Co., Ltd.	CHINA	CID001070
Gold	LS MnM Inc.	KOREA, REPUBLIC OF	CID001078

Tin	Resind Industria e Comercio Ltda.	BRAZIL	CID002706
Tin	PT Arsed Indonesia	INDONESIA	CID005067
Gold	Asaka Riken Co., Ltd.	JAPAN	CID000090
Gold	Impala Platinum - Base Metal Refinery (BMR)	SOUTH AFRICA	CID004604
Gold	Lingbao Gold Co., Ltd.	CHINA	CID001056
Tungsten	Philippine Carreytech Metal Corp.	PHILIPPINES	CID004438
Gold	Great Wall Precious Metals Co., Ltd. of CBPM	CHINA	CID001909
Gold	Heimerle + Meule GmbH	GERMANY	CID000694
Tin	PT Rajehan Ariq	INDONESIA	CID002593
Tin	Tuyen Quang Non-Ferrous Metals Joint Stock Company	VIET NAM	CID002574
Gold	Nadir Metal Rafineri San. Ve Tic. A.S.	TURKEY	CID001220
Tantalum	Resind Industria e Comercio Ltda.	BRAZIL	CID002707
Tungsten	Hunan Chenzhou Mining Co., Ltd.	CHINA	CID000766
Gold	Metal Concentrators SA (Pty) Ltd.	SOUTH AFRICA	CID003575
Tin	Novosibirsk Tin Combine	RUSSIAN FEDERATION	CID001305
Gold	Valcambi S.A.	SWITZERLAND	CID002003
Tin	Ma'anshan Weitai Tin Co., Ltd.	CHINA	CID003379
Gold	LT Metal Ltd.	KOREA, REPUBLIC OF	CID000689
Tantalum	Jiangxi Suns Nonferrous Materials Co. Ltd.	CHINA	CID004813
Gold	Bangalore Refinery	INDIA	CID002863
Tin	Tin Smelting Branch of Yunnan Tin Co., Ltd.	CHINA	CID002180
Tantalum	TANIOBIS Smelting GmbH & Co. KG	GERMANY	CID002550
Gold	Nihon Material Co., Ltd.	JAPAN	CID001259
Gold	CCR Refinery - Glencore Canada Corporation	CANADA	CID000185
Tungsten	Lianyou Metals Co., Ltd.	TAIWAN, PROVINCE OF CHINA	CID003407
Gold	Guoda Safina High-Tech Environmental Refinery Co., Ltd.	CHINA	CID000651
Tantalum	Yanling Jincheng Tantalum & Niobium Co., Ltd.	CHINA	CID001522
Tantalum	Hengyang King Xing Lifeng New Materials Co., Ltd.	CHINA	CID002492
Gold	Eco-System Recycling Co., Ltd. North Plant	JAPAN	CID003424
Gold	WIELAND Edelmetalle GmbH	GERMANY	CID002778
Gold	PX Precinox S.A.	SWITZERLAND	CID001498
Tantalum	Ningxia Orient Tantalum Industry Co., Ltd.	CHINA	CID001277
Tungsten	Hubei Green Tungsten Co., Ltd.	CHINA	CID003417
Tin	PT Mitra Stania Prima	INDONESIA	CID001453

Gold	JSC Ekaterinburg Non-Ferrous Metal Processing Plant	RUSSIAN FEDERATION	CID000927
Gold	L'Orfebre S.A.	ANDORRA	CID002762
Tantalum	Ulba Metallurgical Plant JSC	KAZAKHSTAN	CID001969
Tin	PT Sariwiguna Binasentosa	INDONESIA	CID001463
Gold	JSC Uralelectromed	RUSSIAN FEDERATION	CID000929
Tungsten	HANNAE FOR T Co., Ltd.	KOREA, REPUBLIC OF	CID003978
Tin	HuiChang Hill Tin Industry Co., Ltd.	CHINA	CID002844
Tin	PT Premium Tin Indonesia	INDONESIA	CID000313
Tin	PT Prima Timah Utama	INDONESIA	CID001458
Gold	SAAMP	FRANCE	CID002761
Tungsten	Guangdong Xianglu Tungsten Co., Ltd.	CHINA	CID000218
Tin	PT Rajawali Rimba Perkasa	INDONESIA	CID003381
Gold	Eco-System Recycling Co., Ltd. West Plant	JAPAN	CID003425
Gold	Emerald Jewel Industry India Limited (Unit 3)	INDIA	CID003489
Gold	Metalor Technologies S.A.	SWITZERLAND	CID001153
Gold	Umicore Precious Metals Thailand	THAILAND	CID002314
Tantalum	Guangdong Rising Rare Metals-EO Materials Ltd.	CHINA	CID000291
Tin	O.M. Manufacturing (Thailand) Co., Ltd.	THAILAND	CID001314
Tungsten	Jiangxi Yaosheng Tungsten Co., Ltd.	CHINA	CID002316
Tungsten	A.L.M.T. TUNGSTEN Corp.	JAPAN	CID000004
Tin	PT Babel Inti Perkasa	INDONESIA	CID001402
Gold	Kyrgyzaltyn JSC	KYRGYZSTAN	CID001029
Gold	HwaSeong CJ CO., LTD.	KOREA, REPUBLIC OF	CID000778
Gold	Sudan Gold Refinery	SUDAN	CID002567
Gold	Al Etihad Gold Refinery DMCC	UNITED ARAB EMIRATES	CID002560
Tantalum	TANIOBIS GmbH	GERMANY	CID002545
Gold	Inner Mongolia Qiankun Gold and Silver Refinery Share Co., Ltd.	CHINA	CID000801
Gold	Safimet S.p.A	ITALY	CID002973
Tin	Aurubis Berango	SPAIN	CID002774
Gold	Chimet S.p.A.	ITALY	CID000233
Tungsten	Jiangwu H.C. Starck Tungsten Products Co., Ltd.	CHINA	CID002551
Gold	Hunan Guiyang yinxing Nonferrous Smelting Co., Ltd.	CHINA	CID000773
Tin	PT Putera Sarana Shakti (PT PSS)	INDONESIA	CID003868
Tantalum	NPM Silmet AS	ESTONIA	CID001200
Gold	Japan Mint	JAPAN	CID000823
Gold	Impala Platinum - Rustenburg Smelter	SOUTH AFRICA	CID004610
Gold	Zijin Mining Group Gold Smelting Co. Ltd.	CHINA	CID002243

Tungsten	Nam Viet Cromit Joint Stock Company	VIET NAM	CID004034
Gold	SungEel HiMetal Co., Ltd.	KOREA, REPUBLIC OF	CID002918
Tin	PT Tommy Utama	INDONESIA	CID001493
Tungsten	Ganzhou Jiangwu Ferrotungsten Co., Ltd.	CHINA	CID002315
Tungsten	Jiangxi Gan Bei Tungsten Co., Ltd.	CHINA	CID002321
Tin	Mining Minerals Resources SARL	CONGO, DEMOCRATIC REPUBLIC OF THE	CID004065
Gold	Navoi Mining and Metallurgical Combinat	UZBEKISTAN	CID001236
Gold	Emirates Gold DMCC	UNITED ARAB EMIRATES	CID002561
Tungsten	Philippine Bonway Manufacturing Industrial Corporation	PHILIPPINES	CID004797
Tin	Fenix Metals	POLAND	CID000468
Tin	Modeltech Sdn Bhd	MALAYSIA	CID002858
Tantalum	Jiangxi Dinghai Tantalum & Niobium Co., Ltd.	CHINA	CID002512
Gold	Advanced Chemical Company	UNITED STATES OF AMERICA	CID000015
Tin	Gejiu Non-Ferrous Metal Processing Co., Ltd.	CHINA	CID000538
Tin	Chifeng Dajingzi Tin Industry Co., Ltd.	CHINA	CID003190
Tin	Thaisarco	THAILAND	CID001898
Tin	VQB Mineral and Trading Group JSC	VIET NAM	CID002015
Gold	Tongling Nonferrous Metals Group Co., Ltd.	CHINA	CID001947
Gold	Sai Refinery	INDIA	CID002853
Gold	Degussa Sonne / Mond Goldhandel GmbH	GERMANY	CID002867
Tungsten	Asia Tungsten Products Vietnam Ltd.	VIET NAM	CID002502
Tin	Super Ligas	BRAZIL	CID002756
Gold	DSC (Do Sung Corporation)	KOREA, REPUBLIC OF	CID000359
Gold	Inca One (Chala One Plant)	PERU	CID004704
Gold	Kazakhmys Smelting LLC	KAZAKHSTAN	CID000956
Tin	Electro-Mechanical Facility of the Cao Bang Minerals & Metallurgy Joint Stock Company	VIET NAM	CID002572
Tungsten	Lianyou Resources Co., Ltd.	TAIWAN, PROVINCE OF CHINA	CID004397
Gold	MMTC-PAMP India Pvt., Ltd.	INDIA	CID002509
Tungsten	H.C. Starck Tungsten GmbH	GERMANY	CID002541
Tin	Estanho de Rondonia S.A.	BRAZIL	CID000448
Tungsten	DONGKUK INDUSTRIES CO., LTD.	KOREA, REPUBLIC OF	CID004060
Tin	Pongpipat Company Limited	MYANMAR	CID003208
Tungsten	OOO “Technolom” 1	RUSSIAN FEDERATION	CID003614
Tin	Metallic Resources, Inc.	UNITED STATES OF AMERICA	CID001142

Gold	Metalurgica Met-Mex Penoles S.A. De C.V.	MEXICO	CID001161
Tin	Malaysia Smelting Corporation Berhad (Port Klang)	MALAYSIA	CID004434
Tungsten	Shinwon Tungsten (Fujian Shanghang) Co., Ltd.	CHINA	CID004430
Gold	SOE Shyolkovsky Factory of Secondary Precious Metals	RUSSIAN FEDERATION	CID001756
Gold	Sumitomo Metal Mining Co., Ltd.	JAPAN	CID001798
Gold	Singway Technology Co., Ltd.	TAIWAN, PROVINCE OF CHINA	CID002516
Tin	Aurubis Beerse	BELGIUM	CID002773
Gold	PT Aneka Tambang (Persero) Tbk	INDONESIA	CID001397
Tungsten	Jiangxi Xinsheng Tungsten Industry Co., Ltd.	CHINA	CID002317
Gold	Minera Titan del Peru SRL (MTP) - Belen Plant	PERU	CID005014
Gold	United Precious Metal Refining, Inc.	UNITED STATES OF AMERICA	CID001993
Tin	Takehara PVD Materials Plant / PVD Materials Division of MITSUI MINING & SMELTING CO., LTD.	JAPAN	CID004403